Exhibit 21
Subsidiaries of the Registrant

Subsidiary of the Company is Whidbey Island Bank, Oak Harbor, Washington
Subsidiary of the Company is Washington Master Trust, Wilmington, Delaware
Subsidiary of the Bank is Rural One, LLC, West Sacramento, California